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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                 Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    208892208
                                 (CUSIP Number)

                              Todd G. Jackson, Esq.
                   Weston Hurd Fallon Paisley & Howley L.L.P.
                          50 Public Square, Suite 2500
                            Cleveland, OH 44113-2241
                               Tel: (800) 336-4952
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 27, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 208892208

-------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons.  The Alliance for Recovery, Inc.
                  I.R.S. Identification Nos. of above persons (entities only).
                           34-1935473
-------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      [X]
                  (b)
-------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only
-------------------------------------------------------------------------------------------------------------------
         4        Source of Funds (See Instructions)
                           00
-------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           Not Applicable
-------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                           Ohio
-------------------------------------------------------------------------------------------------------------------
    Number of           7        Sole Voting Power          37,701,286 (including warrants)
Shares Beneficially     8        Shared Voting Power                -0-
  Owned by Each         9        Sole Dispositive Power     37,701,286 (including warrants)
    Reporting           10       Shared Dispositive Power           -0-
   Person With
-------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting         37,701,286
-------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11)            38.7% (including warrants)
-------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person (See Instructions)
                           CO
-------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 208892208


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ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock") of Consolidated Capital of North America, Inc., a Colorado corporation (the "Issuer"), including warrants to purchase the Common Stock. The address of the principal executive office of the Issuer is 410 17th Street, Suite 400, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f) This statement is being filed by The Alliance for Recovery, Inc., an Ohio nonprofit corporation ("Alliance"), David Arnold, John
P. Hildebrand, and William L. Summers, the three members of Alliance's board of trustees, and Anne M. Di Leo, the president of Alliance. Alliance, Messrs. Arnold, Hildebrand and Summers and Ms. Di Leo are together referred to herein as the "Reporting Persons." The business address of Alliance and Mr. Summers is 23240 Chagrin Boulevard, Suite 525, Beachwood, OH 44122. The business address of Mr. Arnold is 50 Public Square, Suite 2500, Cleveland, OH 44113-2241. The business address of Mr. Hildebrand is 21430 Lorain Road, Fairview Park, OH. The business address of Ms. Di Leo is 100 Brewster Road, Scarsdale, NY 10583-2002.

         (d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 27, 2000, in a private transaction, Alliance purchased 35,651,286 shares of the Common Stock plus warrants to purchase an additional 2,050,000 shares of the Common Stock for an exercise price of 20(cent) per share. The aggregate purchase price for all the securities acquired was $75,000 plus a contingent amount of up to $250,000 which becomes payable if and to the extent the acquired shares are eventually resold by Alliance for more than $75,000. The source of the funds used to pay the purchase price was a personal loan from Alliance's president, Anne M. Di Leo. The loan does not bear interest and Alliance is not required to repay the loan until such time, if ever, as the securities purchased with the proceeds of the loan are resold by Alliance, and then only to the extent of the actual amount of proceeds received by Alliance from such sale. Ms. Di Leo does not have an ownership interest in the securities nor the right to vote the securities.

ITEM 4. PURPOSE OF TRANSACTION

         The securities of the Issuer were acquired by Alliance for investment purposes. The

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securities are restricted securities. If these securities are subsequently registered by the Issuer or otherwise become tradeable, the Reporting Persons intend to have Alliance sell as many of the securities as possible and to use the proceeds first to repay the loan from Ms. Di Leo, then to pay the contingent part of the purchase price, and then to apply any balance of the proceeds toward Alliance's charitable purpose, namely, assisting persons who have been victims of fraud. The Reporting Persons do not have any present plans to cause Alliance to vote its shares for the purpose of making changes in the present board of directors or management of the issuer, to change the number or term of directors, or to take any other action aimed at changing the business affairs of the issuer. Except as stated above, the Reporting Persons do not have any plans or proposals which relate to or would result in the actions set forth in (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Alliance directly owns 35,651,286 shares of the Common Stock plus warrants to purchase an additional 2,050,000 shares of the Common Stock for an exercise price of 20(cent) per share. Accordingly, if Alliance exercises all the warrants, it will own 37,701,286 shares of the Common Stock. According to the Issuer's most recent filing with the U.S. Securities and Exchange Commission (Form 10-QSB for the quarterly period ended September 30, 1999), the Issuer has 97,646,415 shares outstanding, meaning Alliance owns 36.5% of the outstanding shares, not including the shares which may be acquired by Alliance upon exercise of the warrants. If Alliance were to exercise all of the warrants, it would own 38.7% of the outstanding shares. The sole power to vote these shares is vested in Alliance and may be exercised by direction of the board of trustees. These are the only shares of the Issuer owned by Alliance, no other shares were acquired in the past sixty days or at any other time.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Attached hereto is a photocopy of the promissory note issued to Anne M. Di Leo in connection with the loan she made to Alliance for the purpose of acquiring the Common Stock and warrants which are the subject of this report.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the

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information set forth in this statement is true, complete and correct.

Dated: December 16, 2000                     THE ALLIANCE FOR RECOVERY, INC.


                                             By: /s/ Anne M. Di Leo
                                                --------------------------------
                                             Name: Anne M. Di Leo
                                             Title: President

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2000                     /s/ David Arnold
                                             -----------------------------------
                                             DAVID ARNOLD

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2000                     /s/ John P. Hildebrand
                                             -----------------------------------
                                             JOHN P. HILDEBRAND

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2000                     /s/ William L. Summers
                                             -----------------------------------
                                             WILLIAM L. SUMMERS

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SCHEDULE 13D

CUSIP NO. 208892208


Dated: December 16, 2000                     /s/ Anne M. Di Leo
                                             -----------------------------------
                                             ANNE M. DI LEO

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                                 PROMISSORY NOTE

$75,000.00                                                     November 27, 2000
                                                           Cuyahoga County, Ohio

         For value received, the undersigned, The Alliance for Recovery, Inc. ("MAKER"), an Ohio nonprofit corporation, promises to pay to the order of Anne
M. Di Leo (hereinafter, together with her heirs and assigns, "PAYEE"), the sum of Seventy-Five Thousand Dollars ($75,000). The principal amount shall be due at such time, if ever, that Maker sells its shares of the capital stock of Consolidated Capital of North America, Inc. ("CDNO"). Upon any sale of CDNO shares by Maker, the net proceeds thereof, after payment of brokerage fees, shall be paid to Payee, until the entire principal amount has been paid in full. This note shall not accrue interest.

         All payments of principal and interest shall be made in lawful money of the United States of America and sent to the Payee at her residence address, as reflected on Maker's books and records, or at such other address as Payee shall designate hereafter in writing to Maker.

         This note may be assigned from time to time by Payee. Upon any such assignment, Payee shall notify or cause the new Payee to notify Maker of any new address to send principal and interest.

         In witness whereof, the undersigned has executed and delivered this instrument in Cuyahoga County, Ohio on or effective as of the month, day and year first hereinabove written.

                                                THE ALLIANCE FOR RECOVERY, INC.

                                                By: /s/ Anne M. Di Leo
                                                    ----------------------------
                                                Name: Anne M. Di Leo
                                                Title: President

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